UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                        SECURITY FINANCIAL BANCORP, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  74437V109
-------------------------------------------------------------------------------
                                (CUSIP Number)

                                PAUL J. DUGGAN
     JACKSON BLVD FUND, LTD. - 53 W. JACKSON BOULEVARD - CHICAGO IL 60604
                                (312) 294-6440
-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                               September 11, 2001
-------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 2 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul J. Duggan
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          500
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             185,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          500
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          185,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      186,000
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.60%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 3 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Blvd Capital Management, Ltd.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             105,200
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          105,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      105,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.43%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 4 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Equities, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             58,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          58,500
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      58,500
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.02%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 5 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Investments, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             26,800
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          26,800
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,800
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.38%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 6 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Financial Fund, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             19,900
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          19,900
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,900
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.03%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP NO.   81424D109                                       PAGE 7 OF 17 PAGES
            ---------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jackson Boulevard Partners
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [X]
                                                                (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      Working Capital
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [ ]


------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Illinois
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             80,300
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          80,300
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      80,300
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.15%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 17 Pages


         This is Amendment No. 3 to the Schedule 13D filed jointly by Paul J. Duggan ("Duggan"), Jackson Boulevard Capital Management, Ltd. ("Jackson Capital"), Jackson Boulevard Equities, L.P. ("Jackson Equity"), Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Partners ("Jackson Partners"), and Jackson Financial Fund, L.P. ("Jackson Financial") (collectively, the "Group") on January 19, 2000, and relates to the common stock, $.01 par value (the "Common Stock"), of Security Financial Bancorp, Inc. (the "Issuer").

Item 1.  Security and Issuer

         This Schedule 13D is being filed jointly by Duggan, Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners, and Jackson Financial and relates to the shares of common stock of the Issuer. The address of the principal executive offices of the Issuer is 9231 Wicker Avenue, St. John, IN 46373.

Item 2.  Identity and Background

         (a)-(c) Jackson Capital, a corporation incorporated under the laws of the State of Illinois, is the sole general partner of Jackson Equity, Jackson Investments and Jackson Financial, limited partnerships organized under the laws of the state of Illinois.

         Jackson Equity, Jackson Investments, and Jackson Financial are private investment partnerships engaged in the purchase and sale of securities for investment for their own accounts. Jackson Capital is in the business of serving as the general partner of Jackson Equity, Jackson Investments, and Jackson Financial. Duggan is the sole stockholder and an officer and director of Jackson Capital. Duggan's principal occupation is money manager (through Jackson Capital) and his business address is 3220 West 98th Street, Suite 201, Evergreen Park, IL 60805.

         The business address of Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Financial and Duggan is 3220 West 98th Street, Suite 201, Evergreen Park, IL 60805.

         Jackson Partners is an Illinois General Partnership. Duggan is the managing general partner of Jackson Partners. Jackson Partners engages in the purchase and sales of securities for it's own account.

         The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

                                                              Page 9 of 17 Pages


         (d)-(e) Jackson Capital, Jackson Equity, Jackson Partners, Jackson Investments, Jackson Financial and Duggan have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), nor were either a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Mr. Duggan is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         As of September 11, 2001, Jackson Equity was the owner of record and the beneficial owner of 58,500 shares acquired at a cost of $638,235. The source of funds used by Jackson Equity to purchase the shares was Jackson Equity's working capital. Jackson Equity, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Equity's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Equity.

         As of September 11, 2001, Jackson Investments was the owner of record and the beneficial owner of 26,800 shares acquired at a cost of $251,158.50. The source of funds used by Jackson Investments to purchase the shares was Jackson Investment's working capital. Jackson Investments, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Investment's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Investments.

         As of September 11, 2001, Jackson Financial was the owner of record and the beneficial owner of 19,900 shares acquired at a cost of $183,676.50. The source of funds used by Jackson Financial to purchase the shares was Jackson Financial's working capital. Jackson Financial, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Financial's obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Financial. Jackson Financial is the successor to Jackson Offshore Fund, Ltd., arising out of Offshore's transfer from Tortola to Evergreen Park, Illinois.

         Jackson Capital has a 9.1% ownership interest in the funds or property of Jackson Equity in addition to its interest as general partner of Jackson Equity. Duggan and his wife, Deborah Duggan ("Deborah"), have invested as limited partners in Jackson Equity.

         Jackson Capital has a 4.18% ownership interest in the funds or property of Jackson Investments in addition to its interest as general partner of Jackson Investments.

                                                             Page 10 of 17 Pages


         As of September 11, 2001, Jackson Partners was the owner of record and the beneficial owner of 80,300 shares acquired at a cost of $773,112.50. The source of funds used by Jackson Partners to purchase the shares was Jackson Partner's working capital. Jackson Partners, from time to time, borrows funds through customary margin accounts with Bear Stearns Securities Corp., thus increasing its available working capital. Jackson Partners obligations under the margin accounts are secured by the marginable equity securities owned by Jackson Partners. Duggan and Deborah are partners in Jackson Partners. Duggan purchased 20,000 shares in the Issuer's initial public offering (IPO) and contributed these shares to Jackson Partners.

Item 4.  Purpose of Transaction

         On January 19, 2000, The Group's ownership exceeded 5% of the stock of the Issuer. The Group has made purchases subsequently to increase its position. All purchases are shown on Exhibit 2. Jackson Equity, Jackson Investments, Jackson Financial, and Jackson Partners acquired the shares for investment purposes, and only in the ordinary course of its business or investment activities. In the ordinary course of business, the reporting parties from time to time evaluate holdings of securities and will continue to review the prospects of the Issuer, and based upon such evaluation and on market conditions, economic conditions and other relevant factors, may in the future acquire additional shares or dispose of shares.

         On May 22, 2000, Duggan purchased 8,000 shares and his ownership exceeded 9.6% of the stock of the Issuer. On May 23, 2000, Duggan, via a phone call with John Hyland ,CEO, ("Hyland"), inquired about the board being expanded by two seats and Duggan getting to pick the additional directors. Duggan indicated that he would be able to assist Hyland and the Issuer in managing it's capital, including properly completing buybacks.

         On February 22, 2001, Duggan sent a letter to John Hyland, CEO ("Hyland") and the Board of Directors asking that the Issuer immediately approve a 10% buyback of the Issuer's stock. Duggan feels a buyback will help push the Issuer's book value higher and increase the overall franchise value per share. Duggan commented about poor company efficiency ratios and low return of average equity and assets. Duggan also asked the Issuer to consider adding new people to the Board.

         On September 11, 2001, Duggan sent a letter to Hyland complaining about the company's policy on press releases and failure to properly execute buybacks.

         The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other stockholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through
(c) and (e) through (j), inclusive, of Item 4 of Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of
Schedule 13D.

                                                             Page 11 of 17 Pages


Item 5.  Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,938,460, reported as the number of outstanding shares as of January 22, 2001 in a company issued press release. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System. Members of the Group collectively beneficially own an aggregate of 185,900 shares of the Company.

         (a) By virtue of his control over the stock personally owned by him and that owned by Jackson Capital, Jackson Equity, Jackson Investments, Jackson Partners and Jackson Financial, Duggan beneficially owns all of the 185,900 shares of the common stock owned by members of the Group, constituting approximately 9.60% of the issued and outstanding shares of the common stock, based on the number of outstanding shares shown above. Jackson Equity beneficially owns 58,500 shares representing 3.02% of the outstanding shares. Jackson Investments beneficially owns 26,800 shares representing 1.40% of the outstanding shares. Jackson Capital beneficially owns 105,600 shares representing 5.45% of the outstanding shares. Jackson Partners beneficially owns 80,300 shares representing 4.15% of the outstanding shares. Jackson Financial beneficially owns 19,900 shares representing 1.03% of the outstanding shares.

         (b) Jackson Equity does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Equity has the shared power to vote and the shared power to dispose of 58,500 shares.

                  Duggan has the shared power to vote 185,500 shares and the shared power to dispose of 185,500 shares and the sole power to vote and to dispose of 500 shares.

                  Jackson Capital (as the general partner of Jackson Equity, Jackson Investments and Jackson Financial) does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Capital has the shared power to vote 105,600 shares and the shared power to dispose of 105,600 shares.

                  Jackson Partners has the shared power to vote or to dispose of any of its 80,300 shares.

                  Jackson Investments does not have the sole power to vote or the sole power to dispose of any shares, rather Jackson Investments has the shared power to vote and the shared power to dispose of 27,200 shares.

                  Jackson Financial does not have the sole power to vote any shares and does not have the sole power to dispose of any shares. Jackson Financial has the shared power to vote 19,900 shares and the shared power to dispose of 19,900 shares.

(c)      Purchases in the Last 60 Days

                  None

                                                             Page 12 of 17 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as described above and in the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

         See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

         No.      Description
         ---      -----------

          1        Joint Filing Agreement
          2        Schedule of Purchases
          3        February 22, 2001 Letter to Hyland
          4        September 11, 2001 Letter to Hyland

Other.  Agreement Regarding Joint Filing

         The undersigned hereby agree that this statement on Schedule 13D relating to shares of Common Stock, par value $.01 per share, of Security Financial, be, and any amendments to this Statement will be, filed on behalf of each of the undersigned. See Exhibit 1.

                                                             Page 13 of 17 Pages

                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 11, 2001

                               /s/ Paul J. Duggan
                               ---------------------------------------
                               Paul J. Duggan, an individual


                               Jackson Boulevard Capital Management, Ltd.

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Equities, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Investments, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Financial Fund, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Partners

                               By: Jackson Boulevard Partners

                                By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, Partner

                                                             Page 14 of 17 Pages

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Dated:  September 11, 2001

                               /s/ Paul J. Duggan
                               ---------------------------------------
                               Paul J. Duggan, an individual


                               Jackson Boulevard Capital Management, Ltd.

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Equities, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Investments, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Financial Fund, L.P.

                               By: Jackson Boulevard Capital Management, Ltd. General Partner

                               By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, President

                               Jackson Boulevard Partners

                               By: Jackson Boulevard Partners

                                By: /s/ Paul J. Duggan
                                   -----------------------------------
                                   Paul J. Duggan, Partner

Security Financial Bancorp Inc. (SFBI) - Schedule of Purchases:                                 Page 15 of 17 Pages
    Total Shares Outstanding of SFBI =             1,936,460                                    EXHIBIT 2


Jackson Blvd. Equities, L.P.                                              Jackson Offshore Fund, Ltd.

                                                  Price                                                              Price
    Date         Shares          Cost           Per Share                    Date        Shares         Cost       Per Share
---------------------------------------------------------------          ------------------------------------------------------
  01/05/00           10,000       93,463.00            9.3463              01/05/00          4,000      37,400.20       9.3501
  01/06/00            2,500       23,384.50            9.3538              01/06/00          1,000       9,368.80       9.3688
  01/06/00            3,000       28,150.00            9.3833              01/06/00          1,200      11,275.00       9.3958
  01/07/00            2,500       23,175.00            9.2700              01/07/00          1,000       9,270.00       9.2700
  01/14/00            4,500       41,087.50            9.1306              01/14/00          2,200      20,100.00       9.1364
  01/19/00            7,000       63,462.50            9.0661              01/19/00          3,500      31,743.75       9.0696
  01/25/00            7,000       63,900.00            9.1286              01/25/00          3,500      31,962.50       9.1321
  01/26/00            2,800       25,925.00            9.2589              01/26/00          1,400      12,975.00       9.2679
  01/28/00            4,200       39,137.50            9.3185              01/28/00          2,100      19,581.25       9.3244
  09/27/00           15,000      236,550.00           15.7700                              -----------------------------------
                   ------------------------------------------
                     58,500      638,235.00           10.9100                               19,900     183,676.50       9.2300

JBE  % ownership =                    3.02%                               JBO  % ownership =                1.03%


Jackson Blvd. Investments, L.P.                                           Jackson Boulevard Partners

                                                  Price                                                              Price
    Date         Shares          Cost           Per Share                    Date        Shares         Cost       Per Share
---------------------------------------------------------------          ------------------------------------------------------
  01/05/00            6,000       56,087.80            9.3480              01/05/00         20,000     200,000.00      10.0000
  01/06/00            1,500       14,040.70            9.3605              01/11/00         18,000     166,500.00       9.2500
  01/06/00            1,800       16,900.00            9.3889              01/14/00          4,800      43,825.00       9.1302
  01/07/00            1,500       13,905.00            9.2700              01/19/00          2,500      22,681.25       9.0725
  01/14/00            2,900       26,487.50            9.1336              01/19/00          5,000      45,337.50       9.0675
  01/19/00            4,100       40,806.25            9.9527              01/25/00         12,000     109,525.00       9.1271
  01/25/00            4,500       41,087.50            9.1306              01/26/00          3,000      27,775.00       9.2583
  01/26/00            1,800       16,675.00            9.2639              01/28/00          4,500      41,931.25       9.3181
  01/28/00            2,700       25,168.75            9.3218              02/22/00          3,000      33,025.00      11.0083
                   ------------------------------------------              02/24/00          7,500      82,512.50      11.0017
                     26,800      251,158.50            9.3716                           --------------------------------------
                                                                                            80,300     773,112.50       9.6278
JBI  % ownership =                    1.38%
                                                                          JBP  % ownership =                4.15%
                  Total            %
                 Shares        Ownership                                  * Purchased in initial public offering by Paul J. Duggan.
                 ---------------------------
JBE                  58,500           3.02%
JBI                  26,800           1.38%
JBO                  19,900           1.03%
                 ---------------------------
EIO Total           105,200           5.43%

JBP                  80,300           4.15%
PJD                     500
                 ---------------------------
Total               186,000           9.61%
                 ===========================

                                                             Page 16 of 17 Pages
                                                                       Exhibit 4








                                                              September 11, 2001



Mr. John Hyland
President, CEO
Security Financial Bancorp, Inc.
9321 Wicker Avenue
St. John, IN  46373

Dear Mr. Hyland

I continued to be dismayed over the approach management takes to treating its shareholders. I am currently the largest shareholder of Security Financial Bancorp, Inc. ("the Company"). I believe I have been the largest shareholder of the company since the first week it was publicly traded. I also believe that I own more shares than the entire original nine Boards of Directors.

I have constantly requested to be placed on a distribution list for company press releases.
I spoke with Ms. Joann Haltermann (Joann) last week. Joann is listed as the person to contact for company information. Joann informed me that she was instructed not to send me information, and that my name was removed from all distribution lists last year. I have repeatedly asked to be included on press release distribution and was told by Joann that I would be. Joann now tells me that I was intentionally removed 14 months ago and have been misled subsequently regarding being included on future list for distribution.

I asked Joann today for information regarding the annual meeting of shareholders. Joann knew the proposed date of the meeting, but could not tell me the time or location of the meeting. I find it ludicrous to believe that even your own PR person is unaware of the time and location of the annual meeting. How do shareholders get there, when company personnel in charge of PR don't know the time or date? It makes one wonder if a time, place or date were ever discussed, proposed, or in fact, set.

Joann informed me that the company does not have an email system and that she sends email using her AOL account. Most public companies have an email system that allows them to disseminate info on a low cost basis. Despite your very high efficiency ratio and poor financial results, the company does not have an email system. Joann tells me that the company wants to save money so it ignores all shareholder requests for timely information and, instead, only sends information to non-shareholders. That, as the saying goes, is a " heck of a way to run an army". At the next scheduled board meeting, I suggest that Joann's title is changed to Director of Information to Non-Shareholders Only.

                                                             Page 17 of 17 Pages
                                                                       Exhibit 4

Page Two
Security Financial Bancorp, Inc.
September 11, 2001



I once more formally request to be included on company's future press releases. I also suggest the company look into a way of using an outside email system for dissemination of company news. Joann tells me that the company had requests from over 100 people for information so the company dumped all of them. Reading the press surrounding the law suit your company is currently embroiled in, I think either faxing or e-mailing press releases to 100 shareholders and brokers would be much cheaper than having Washington D.C. and Delaware law firms representing management in lawsuits for not releasing information. Will the shareholders of the company be made whole for management's refusal to properly distribute information?

Please ask your law firm why you cannot send press releases to anyone who makes a written request. You indicate you are worried about being sued for inadequate dissemination. Now you are being sued for exactly that. I feel maybe your law firm is to blame. Consider getting a new one.

The Board of Directors and the company's management should work to represent all shareholders. This responsibility is not addressed one day per year at the annual meeting, but rather every day. Management should find a way to address the issue of dissemination of information to shareholders.

I also note that, upon belated review of company financials (my request for this information was ignored), the company had failed to repurchase a single share of stock under its current stock repurchase plan as of June 30, 2001. I asked the company to announce a ten % stock repurchase plan. The company quickly responded with a five % plan. It seems in retrospect, this announcement was just lip service to shareholders. Your financial statements dated June 30,2001 indicate that the company has never bothered to repurchase a single share of stock.

Buybacks have been and will continue to be the best way to enhance shareholder value for company's that trade at a discount to book value and have excess capital. SFBI enjoys or suffers from both of these attributes. Failure to aggressively buy back stock is a sign of mismanagement of a corporate opportunity. In retrospect, it seems that the company only gave lip service to my request of last winter. You have announced a plan, but have failed to purchase a single share of stock through June 30, 2001. I strongly suggest that someone be put in charge of implementing a buyback program.

I await the release of your quarterly financial information and request that I receive a timely copy of your financial information for the quarter ending September 30, 2001. I also feel you should save the shareholders legal fees and concede the issues in the recently filed lawsuit filed against the Company by some of your directors. The company's time and money would be better spent reducing costs, increasing efficiency, and repurchasing shares.


Very truly yours,



Paul J. Duggan